UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
This report on Form 6-K comprises of Global Blue Group Holding AG’s (‘the Company’ or ‘Global Blue’) interim report for the three month period ended June 30, 2022.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (No. 333-259200) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                GLOBAL BLUE GROUP HOLDING AG

Date: September 2, 2022

/s/ Jacques Stern                                                                                    Jacques Stern           Chief Executive Officer

Forward-looking statements
Some of the statements contained in this Form 6-K constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are those described in discussions herein, and in the “Summary Risk Factors,” and in “Item 3. Key Information—D. Risk Factors” sections of our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference, and those described from time to time in our future reports to be filed with the SEC.
These risks could cause actual results to differ materially from those implied by forward-looking statements in this Form 6-K.
You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this Form 6-K, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this Form 6-K or elsewhere might not occur.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our Unaudited Condensed Consolidated Interim Statements of Income, Statements of Comprehensive Income / (Loss), Statements of Financial Position, Statements of Cash Flows and Statements of Changes in Equity for the three months ended June 30, 2022 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended March 31, 2022 as filed with the SEC on June 29, 2022 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources”. See “forward‑looking statements” above.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying Unaudited Condensed Consolidated Interim Financial Statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights for the three months ended June 30, 2022 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items.

•Other Developments.

•Results of Operations, containing a year-over-year and over three years (to compare vs. pre-Covid period) analysis of our financial results for the three months ended June 30, 2022 as well as segment information.

•Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.

•Banking Facilities and Loans, explaining the structure of the facilities in place, interest, main undertakings as well as to provide an overview of the supplemental liquidity facility

Business Overview
Global Blue Group Holding AG and its subsidiaries (the “Group"”or “Global Blue”) serves as a strategic technology and payments partner to merchants. Global Blue established the concept of Tax Free Shopping (TFS) in Sweden in 1980 and has emerged as both a global leader (based on its share of the Tax Free Shopping Solutions (TFSS)) and a pioneer in technology for Tax Free Shopping. Global Blue offers Added Value Payments Solutions (AVPS), including Dynamic Currency Conversion (DCC), for which Global Blue is a leading provider. Finally, Global Blue also offers Complementary Retail Tech Solutions (CRTS) following the business combination with ZigZag Global, an e-commerce returns platform as well as its 56% ownership stake in Yocuda, an eReceipts platform.

Segment Reporting
Global Blue separates its business into three segments: TFSS, AVPS and CRTS. Accordingly, its financial statements and other reporting information presented in this MD&A show TFSS, AVPS and CRTS as separate reporting segments, as well as describe the business as a whole.

COVID-19
The COVID-19 outbreak and the related preventative measures, as well as the associated curtailment of international travel and diminished economic activity, have negatively impacted Global Blue’s business and results of operations and financial condition. Since early March 2020, when government travel restrictions have been generally implemented, international travel and extra-regional shopping sectors have experienced a significant reduction in activity. As a result of various waves of the COVID-19 outbreak cases worldwide and appearance of new variants of the virus, governments have initially delayed their decisions to open the economy for travel, especially into the EU. Consequently, Global Blue’s revenue for the financial year ended March 31, 2021 declined 89% versus prior year. Following the rollout of COVID-19 vaccines and subsequent introduction of the COVID-19 vaccination certificates, international travelling started to gradually resume and consequently, shops started to see increased requests for tax-free forms by international travelers. This was then followed by a gradual adoption of normalizing measures and there are already more than 70 countries worldwide without COVID-19 travel restrictions; China, however, still remains relatively closed as authorities continue to follow a Zero-COVID policy and consequently, we believe a recovery of Chinese travel to Europe may take a few more months and that it may be a slow recovery, spanning across a few quarters.

Global Blue monitors the levels of business recovery by looking at its revenue levels compared to the same period during the financial year 2020 (pre-COVID) and neutralizing the effect of acquisitions. The Group is observing a noticeable recovery trend; as noted above, the revenue excluding CRTS for the financial year ended March 31, 2021 declined 89.4% versus the financial year ended March 31, 2020, for the financial year ended March 31, 2022, the revenue decline versus the same period in 2019 was 73.1%, and now for the three months ended June 30, 2022, the revenue decline softened to 48.1% as compared to the same period in 2019.
Our results of operations for the three months ended June 30, 2022 continue to reflect the impact of the COVID-19 outbreak which started to affect our business from February 2020. The extent of the negative impacts and the duration of such negative impacts on Global Blue’s results of operations cannot be accurately quantified at this time. However, management anticipates that Global Blue’s performance will continue to recover in line with or at a faster pace than the recent recovery trend, fueled by more countries removing COVID-19 travel restrictions and pent-up demand.
As previously reported, at the early stages of the outbreak, Global Blue had adopted a wide range of short-term measures that reduced its monthly cash expenditures while still maintaining core internal functions, serving clients who remained active while preserving the ability to ramp-up operations to capture volume when it starts to rebound. These short-term measures included the following impacts to personnel and non-personnel costs, substantially all of which have expired or are due to expire soon:
•Personnel costs: Depending on the jurisdiction, Global Blue furloughed staff or has reduced working hours and, in parallel, has applied for employee salary support schemes introduced by certain governments. Such schemes allow companies to place employees on paid leave or on reduced working hours, with the difference to an employee’s ordinary salary being partially reimbursed by the respective government. In countries in which no such employee salary support schemes were available, Global Blue required personnel to take (partially paid or unpaid) leave or reduced its workforce. These personnel decisions varied based on function, country, and seniority. In addition, members of senior management agreed to temporary salary cuts.
•    Non-personnel costs: Global Blue renegotiated contracts with business partners and reduced local-level third-party employment or advisory services. Global Blue also prohibited any but essential business-related travel, reduced promotional activities and postponed non-strategic new technology expenditures. In addition, where available, Global Blue adhered to any tax holidays provided by relevant governments, allowing the Group to postpone certain tax payments.
These short-term measures constituted the first phase of reductions in our Operating Expenses. The measures took advantage of various government support schemes, which in most cases have expired or are due to expire soon. Accordingly, a portion of the cost savings achieved by these short-term measures were limited in time, and consequently Global Blue gradually implemented the next phase of reductions, which superseded the short-term measures. Once volumes return to pre-COVID levels, the level of annual long-term savings, excluding inflation and public company costs, is expected to be EUR35 million, enabling the Group to operate with a materially lower cost structure.
Our Operating expenses decreased by EUR28.2 million, or 31.0%, to EUR62.6 million for the three months ended June 30, 2022, from EUR90.8 million for the three months ended June 30, 2019. This decrease is driven by lower Amortization of intangible assets acquired through business combinations, lower exceptional items expenses and lower Fixed adjusted operating expenses. Fixed adjusted operating expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and volume related operating expenses. See “Results of Operations” below for a reconciliation of Fixed adjusted operating expenses to total operating expenses.
Our Fixed adjusted operating expenses excluding CRTS costs (to enable like-for-like comparison by neutralizing incremental costs due to new business combinations) for the three months ended June 30, 2022 decreased by 24.7% as compared to the financial year ended March 31, 2020 (the pre-Covid period). The reductions achieved for the financial year ended March 31, 2021 compared to the pre-Covid period were 53.1%. The lower reduction for the three months ended June 30, 2022 evidences the implementation of our long-term savings plan, which we expect will provide us with substantial savings, though not to the same extent as our short-term measures.
Recent Developments
Russian Operations
Global Blue had TFSS operations in Russia, where it owned 51% of the share capital of a joint venture.
As a result of Russia’s military invasion of Ukraine, multiple sanctions differing in nature have been imposed on Russia by, among others, the United States and the European Union. In addition, Russia has recently placed restrictions on certain foreign business activities in its territory. These, coupled with an increased risk of potential further sanctions being taken by the United States, the European Union, Russia or other jurisdictions, could limit significantly Global Blue’s operations.
As a consequence, on July 11, 2022, Global Blue has disposed of its 51% shareholding in the joint venture in Russia by selling its share to its joint venture partner, with an option to buy back this 51% shareholding within a defined future window. Global Blue has no remaining members on the Board of Directors of the joint venture.

Key Performance Indicators
Global Blue regularly monitors the following key performance indicators to evaluate its business and trends, measure its performance, prepare financial projections and make strategic decisions. None of these key performance indicators are measures of financial performance under IFRS. Nevertheless, Global Blue believes that these key performance indicators provide an important indication of trends in its financial performance. There are limitations inherent to key performance indicators. In analyzing Global Blue’s future performance, investors should consider any key performance indicator together with the presentation of Global Blue’s results of operations and financial condition under IFRS, rather than as an alternative to IFRS financial measures.
The key performance indicators presented below have not been audited or reviewed by any auditor or other expert. The information used to calculate these key performance indicators is partly derived from management information systems. As these key performance indicators are defined by Global Blue’s management, they may not be comparable to similar terms used by other companies, which may limit their usefulness as comparative measures. Where possible, the measures are clearly defined and a reconciliation to IFRS measures is provided. Where adjustments or add-backs are included, it should not be construed as an inference that Global Blue’s future results will be unaffected by any of the adjusted items, or that Global Blue’s projections and estimates will be realized in their entirety or at all.
Sales in Store (SiS)
Total SiS represents the sum of TFSS SiS, AVPS SiS and CRTS SiS, which are:
•TFSS SiS represents the value (including VAT) of the goods purchased by the international shopper.
•AVPS SiS represents the value (including VAT) of the payments made by the international shopper.
•CRTS SiS represents the original value of the goods being returned by the online shopper.
The SiS performance has a direct link to the revenue performance, as detailed below in our results of operations. See “Results of Operations” for further details. The following table presents TFSS SiS, AVPS SiS, CRTS SiS and Total SiS for the three months ended June 30, 2022, 2021 and 2019:

	Three Months Ended June 30
	2022	2021	2019
	(in EUR billions)
TFSS SiS	2.2	0.4	4.5
AVPS SiS	1.1	0.5	1.1
CRTS SiS	0.4	—	—
Total SiS	3.7	0.9	5.7

TFSS SiS
TFSS SiS increased by EUR1.8 billion to EUR2.2 billion for the three months ended June 30, 2022, from EUR0.4 billion for the three months ended June 30, 2021. This increase is mainly driven by relaxation or even removal of the COVID-19 restrictions which resulted in governments easing restriction measures, businesses coming back to their normal levels of operations and allowing travel under certain conditions, in some countries still subject to a certificate of vaccination, recovery or COVID-19 test and tourists deciding to take the opportunity to do some leisure travel in an attempt to return to the new normal.
TFSS SiS decreased by EUR2.3 billion, or 51.5%, to EUR2.2 billion for the three months ended June 30, 2022, from EUR4.5 billion for the three months ended June 30, 2019. Despite the positive trend in the recovery rate, we continue to record a decrease vs. pre-Covid levels which is attributed to the outbreak of the COVID-19 pandemic, mostly related to restrictions still in place at the tourists’ origin countries, notably in Southeast Asia and particularly, in China, a country that continues to pursue the Zero Covid policy and imposing quarantine periods on returning home.

AVPS SiS
AVPS SiS increased by EUR0.6 billion to EUR1.1 billion for the three months ended June 30, 2022, from EUR0.5 billion for the three months ended June 30, 2021 and as noted above, performance is gradually improving as a result of the completion of vaccination roll-out, removal of travel restrictions and consequently, international travelling resuming to the pre-pandemic levels.
AVPS SiS remained flat at EUR1.1 billion for the three months ended June 30, 2022 and for the three months ended June 30, 2019, as a consequence of the relief of the COVID-19 travel restrictions where many countries and regions are no longer imposing quarantines, entry bans or other restrictions to travelers, even if in some cases, there are required conditions such being vaccinated or having recovered or tested negative against COVID-19.

CRTS SiS
CRTS SiS for the three months ended June 30, 2022 was EUR0.4 billion. These SiS resulted from the business combination with ZigZag Global and consequently, there is no historical data to compare with.

Certain Non-IFRS Financial Measures
Other metrics that management considers regarding the company’s results of operations are Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income (Group Share), and Adjusted Effective Tax Rate.
These non-IFRS measures are presented because they are used by management to monitor the underlying performance of Global Blue’s business and operations. In addition, these non-IFRS measures presented herein are measures commonly used in Global Blue’s industry and by analysts and investors as supplemental measures of performance. Additionally, these measures, when used in conjunction with related IFRS financial measures, provide investors with an additional financial analytical framework which management uses, in addition to historical operating results, as a basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing Global Blue and its results.
These non-IFRS measures may not be indicative of Global Blue’s historical operating results nor are such measures meant to be predictive of Global Blue’s future results. These non-IFRS measures should be read in conjunction with the discussions under “Operating and Financial review and prospects”. Not all companies calculate non-IFRS measures in the same manner or on a consistent basis. As a result, these measures and ratios may not be comparable to measures used by other companies under the same or similar names. Accordingly, undue reliance should not be placed on the non-IFRS measures presented below.

Results of Operations
Comparison of Results of Operations for the three months ended June 30, 2022, 2021 and 2019
The following tables and subsequent discussion summarizes our financial performance and certain operating results for the three months ended June 30, 2022, 2021 and 2019:

	Three Months Ended June 30
	2022	2021	2019
	(in EUR millions)
Income statement data:
Total revenue	56.1	16.7	100.5
Of which: TFSS revenue	39.6	9.1	84.5
Of which: AVPS revenue	12.6	4.9	15.9
Of which: CRTS revenue	4.0	2.8	—
Operating expenses	(62.6)	(67.7)	(90.8)
Operating profit/(loss)	(6.5)	(50.9)	9.7
Finance income	0.7	0.2	2.2
Finance costs	(10.7)	(6.6)	(9.3)
Net finance costs	(10.0)	(6.5)	(7.1)
Profit/(Loss) before tax	(16.5)	(57.4)	2.5
Income tax benefit/(expense)	1.8	5.9	(3.3)
Profit/(Loss) for the period	(14.7)	(51.5)	(0.8)

Total revenue
Our Total revenue increased by EUR39.4 million to EUR56.1 million for the three months ended June 30, 2022, from EUR16.7 million for the three months ended June 30, 2021, as a result of the EUR30.4 million increase in TFSS revenue, a EUR7.7 million increase in AVPS revenue and EUR1.2 million increase in CRTS revenue.
Our Total revenue decreased by EUR44.4 million or 44.1%, to EUR56.1 million for the three months ended June 30, 2022, from EUR100.5 million for the three months ended June 30, 2019, as a result of the EUR45.0 million decrease in TFSS revenue, EUR3.3 million decrease in AVPS revenue and EUR4.0 million increase in new revenue from CRTS.
The revenue of our TFSS reporting segment increased by EUR30.4 million to EUR39.6 million for the three months ended June 30, 2022, from EUR9.1 million for the three months ended June 30, 2021. This increase reflects the gradual recovery of the tourism industry as a result of vaccination roll-out and consequently, governments having had the conditions to relax the travel restrictions during the reporting period.
The revenue of our TFSS reporting segment decreased by EUR45.0 million, or 53.2%, to EUR39.6 million for the three months ended June 30, 2022, from EUR84.5 million for the three months ended June 30, 2019. This decrease, largely in line with the decline of TFSS SiS, is linked to the disruption of the travel and tourism industry caused by the COVID-19 outbreak, currently more prominent at origin countries, such as Southeast Asia and China.
The revenue of our AVPS reporting segment increased by EUR7.7 million to EUR12.6 million for the three months ended June 30, 2022, from EUR4.9 million for the three months ended June 30, 2021. This revenue increase is directly in line with the AVPS SiS increase.
The revenue of our AVPS reporting segment decreased by EUR3.3 million, or 21.0%, to EUR12.6 million for the three months ended June 30, 2022, from EUR15.9 million for the three months ended June 30, 2019. This revenue decrease is still a consequence of the travel disruptions caused by the COVID-19 outbreak.
The revenue of our CRTS reporting segment increased by EUR1.2 million, or 44.1% to EUR4.0 million for the three months ended June 30, 2022, from EUR2.8 million for the three months ended June 30, 2021. The revenue increase from this reporting segment was due to higher demand from online shopping and consequently more goods to be returned.
Operating expenses
The table below provides the key breakdown of the operating expenses:

	Three Months Ended June 30
	2022	2021	2019
	(in EUR millions)
Total operating expenses	(62.6)	(67.7)	(90.8)
Amortization of intangible assets acquired through business combinations	(8.9)	(18.1)	(18.7)
Other depreciation and amortization	(8.7)	(10.0)	(9.3)
Depreciation and amortization	(17.6)	(28.1)	(28.0)
Exceptional items	4.2	(12.2)	(1.9)
Adjusted operating expenses (excluding exceptional items, depreciation and amortization)	(49.3)	(27.4)	(61.0)
Variable Adjusted Operating expenses(1)	(14.9)	(4.8)	(18.6)
Fixed Adjusted Operating expenses(2)	(34.3)	(22.6)	(42.4)

(1) Variable Adjusted Operating Expenses (excluding exceptional items, depreciation and amortization) are the operating expenses that vary with volume

(2) Adjusted Fixed Operating Expenses refers to total operating expenses, excluding exceptional items, depreciation and amortization and Variable adjusted operating expenses.

Total operating expenses
Our Total operating expenses decreased by EUR5.0 million, or 7.5%, to EUR62.6 million for the three months ended June 30, 2022, from EUR67.7 million for the three months ended June 30, 2021. This decrease is driven by lower amortization of intangible assets acquired through business combinations and lower exceptional items expenses partially offset by increased Adjusted Operating Expenses.
Our Total operating expenses decreased by EUR28.2 million, or 31.0%, to EUR62.6 million for the three months ended June 30, 2022, from EUR90.8 million for the three months ended June 30, 2019. This decrease is driven by lower Amortization of intangible assets acquired through business combination, lower exceptional items expenses and lower Adjusted Operating Expenses.

Depreciation and amortization
Our depreciation and amortization decreased by EUR10.5 million, or 37.5%, to EUR17.6 million for the three months ended June 30, 2022, from EUR28.1 million for the three months ended June 30, 2021.
Our depreciation and amortization decreased by EUR10.4 million, or 37.2%, to EUR17.6 million for the three months ended June 30, 2022, from EUR28.0 million for the three months ended June 30, 2019.
Our amortization of intangible assets acquired through business combinations decreased by EUR9.2 million or 50.9%, to EUR8.9 million for the three months ended June 30, 2022, from EUR18.1 million for the three months ended June 30, 2021. This decrease is due to the Currency Select Technology Intangible Asset acquired through business combinations and some of Global Blue’s Customer Relationship assets acquired through business combinations having reached the end of their useful lives, partially offset by new amortization on assets from the businesses acquired in the CRTS segment.
Our amortization of intangible assets acquired through business combinations decreased by EUR9.8 million or 52.4% to EUR8.9 million for the three months ended June 30, 2022, from EUR18.7 million for the three months ended June 30, 2019. As per above, this decrease is due to the Currency Select Intangible Asset acquired through the business combination as well as certain Global Blue Customer Relationship assets having reached their useful lives, partially offset by new amortization on assets from the ZigZag Global acquired business.
Our other depreciation and amortization decreased by EUR1.3 million or 13.1% to EUR8.7 million for the three months ended June 30, 2022, from EUR10.0 million for the three months ended June 30, 2021. This decrease is the result of the Group’s reduced capital expenditures since the start of the pandemic.
Our other depreciation and amortization decreased by EUR0.6 million or 6.8% to EUR8.7 million for the three months ended June 30, 2022, from EUR9.3 million for the three months ended June 30, 2019. This decrease is linked to reduced depreciation charges mainly with lease contracts as part of the Group’s objective to reduce operational expenses.

Exceptional items
Our exceptional items amounted to a benefit of EUR4.2 million for the three months ended June 30, 2022. The positive effect corresponds mainly to i) a gain of EUR6.9 million from the Change in fair value of warrants and put options, of which EUR2.2 million are related to ZigZag Global and EUR1.2 million to the impact of the revaluation of the Yocuda put options ii) EUR0.1 million of Corporate restructuring expenses, partially offset by iii) Share based payments charges of EUR1.5 million, and iv) Business restructuring expenses of EUR0.3 million.
Our exceptional items amounted to an expense of EUR12.2 million for the three months ended June 30, 2021. The expenses related mainly to charges of i) Change in fair value of warrants and put options of EUR10.7 million, ii) Share based payments of EUR0.8 million, iii) Impairment of EUR0.1 million for writing off capitalized projects, iv) Corporate restructuring expenses of EUR0.1 million for costs mainly related to the acquisition of ZigZag Global and v) Other Exceptional items of EUR0.4 million.
Our exceptional items amounted to an expense of EUR1.9 million for the three months ended June 30, 2019. The expenses related mainly to i) Share based payments of EUR1.0 million due to change in fair value of the liability for share-based payments recognized according to IFRS 2, ii) Monitoring fee (including Directors fee) of EUR0.4 million, iii) Business restructuring expenses of EUR0.3 million and iv) Net loss from sales of assets of EUR0.2 million.

Adjusted Operating expenses (excluding exceptional items, depreciation and amortization)
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR21.9 million, or 79.8%, to EUR49.3 million for the three months ended June 30, 2022, from EUR27.4 million for the three months ended June 30, 2021. This increase is mainly attributable to EUR10.1 million increase of variable adjusted operating expenses driven by increased volumes and EUR11.7 million or 52.0% increase in fixed adjusted operating expenses, of which EUR2.4 million are incremental fixed costs arising from the business combination of ZigZag Global.
Our Adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR11.7 million, or 19.2%, to EUR49.3 million for the three months ended June 30, 2022, from EUR61.0 million for the three months ended June 30, 2019. The decrease is attributable to EUR3.6 million or 19.6% decrease (32.3% decrease if excluding the impact of ZigZag Global) of variable adjusted operating expenses mainly driven by volume-related costs and EUR8.1 million or 19.0% decrease (24.7% decrease if excluding the impact of ZigZag Global) in fixed adjusted operating expenses due to the cost savings program implemented by management as a result of the COVID-19 outbreak.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR10.1 million, to EUR14.9 million for the three months ended June 30, 2022, from EUR4.8 million for the three months ended June 30, 2021. This is mainly attributed to the increase in volumes in the same period.
Our Variable adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR3.6 million, or 19.6% to EUR14.9 million for the three months ended June 30, 2022, from EUR18.6 million for the three months ended June 30, 2019. These volume-driven expenses decreased in line with the decrease in Revenue as noted above.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) increased by EUR11.7 million or 52.0%, to EUR34.3 million for the three months ended June 30, 2022, from EUR22.6 million for the three months ended June 30, 2021. As noted above, the short term cost saving measures applied by management have now practically ceased (which depending upon the country, the staff furloughing initiatives are recorded in our financial statements as reducing personnel costs, or full personnel costs being partially offset by the receipt of the government grants) and were gradually replaced by longer-term measures which offset only partially the benefits from the short-term measures. These costs were to a lesser extent also impacted by inflation and public company costs.
Our Fixed adjusted operating expenses (excluding exceptional items, depreciation and amortization) decreased by EUR8.1 million, or 19.0% ( 24.7% decrease if excluding the impact of ZigZag Global), to EUR34.3 million for the three months ended June 30, 2022, from EUR42.4 million for the three months ended June 30, 2019. These savings are mainly the result of the longer term cost-saving measures put in place by management as a consequence of the significant financial impact on the Company as a result of the COVID-19 outbreak.
Net finance costs
Our net finance costs increased by EUR3.6 million, or 55.2%, to EUR10.0 million for the three months ended June 30, 2022, from EUR6.5 million for the three months ended June 30, 2021, mainly due to higher interest expenses and less favorable foreign exchange rates.
Our net finance costs increased by EUR2.9 million, or 40.8%, to EUR10.0 million for the three months ended June 30, 2022, from EUR7.1 million for the three months ended June 30, 2019, mainly due to higher interest expenses and less favorable foreign exchange rates.
Income tax benefit/(expense)
Our income tax benefit changed by EUR4.1 million to a benefit of EUR1.8 million for the three months ended June 30, 2022, compared with a benefit of EUR5.9 million for the three months ended June 30, 2021. The lower benefit is driven by reduced deferred tax assets linked to improvements on Earnings Before Taxes as well as lower amortization on intangible assets acquired through business combinations.
Our income tax benefit changed by EUR5.1 million to a benefit of EUR1.8 million for the three months ended June 30, 2022, compared with an expense of EUR3.3 million for the three months ended June 30, 2019. The deviation between the two periods is mainly attributable to the decline in Earnings Before Tax as a result of the adverse financial impact caused by the COVID-19 outbreak and reduced amortization on intangible assets acquired through business combinations.
Profit/(loss) for the period
Our Profit/(Loss) for the period changed by EUR36.8 million, or 71.5% to a loss of EUR14.7 million for the three months ended June 30, 2022, compared with a loss of EUR51.5 million for the three months ended June 30, 2021. The loss for the period decreased as a result of the factors described above.
Our Profit/(Loss) for the period changed by EUR13.9 million to a loss of EUR14.7 million for the three months ended June 30, 2022, compared with a loss of EUR0.8 million for the three months ended June 30, 2019. The loss for the period increased as a result of the factors described above.
Non-IFRS Measures
Adjusted EBITDA
The table below provides a reconciliation between Profit/(Loss) and Adjusted EBITDA:

	Three Months Ended June 30
	2022	2021	2019
	(in EUR millions)
Profit/(Loss) for the year	(14.7)	(51.5)	(0.8)
Income tax benefit/(expense)	(1.8)	(5.9)	3.3
Net finance costs	10.0	6.5	7.1
Exceptional items	(4.2)	12.2	1.9
Depreciation and amortization	17.6	28.1	28.0
Adjusted EBITDA	6.8	(10.7)	39.5
Adjusted EBITDA margin (%)	12.2%	(N/A)	39.3%

Our Adjusted EBITDA increased by EUR17.5 million to EUR6.8 million for the three months ended June 30, 2022 from a EUR10.7 million loss for the three months ended June 30, 2021. This performance is driven by an increase of Revenue of EUR39.4 million linked to the partial recovery of the travel and tourism sector partially offset by lower savings in operating expenses, as noted above.
Our Adjusted EBITDA decreased by EUR32.6 million, to EUR6.8 million for the three months ended June 30, 2022, from EUR39.5 million for the three months ended June 30, 2019. This was due to a EUR44.4 million decrease in Revenue linked to the COVID-19 outbreak but partially offset by a EUR11.7 million reduction in Adjusted operating expenses (excluding exceptional items, depreciation and amortization) in part due to lower volumes and in part due to cost saving measures put in place by management.

	Three Months Ended June 30
	2022	2021	2019
	(in EUR millions)
TFSS adjusted EBITDA	20.5	0.8	50.9
AVPS adjusted EBITDA	5.8	1.8	9.1
CRTS adjusted EBITDA	(0.7)	(0.7)	—
Unallocated costs	(18.7)	(12.7)	(20.5)
Total adjusted EBITDA	6.8	(10.7)	39.5

Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR20.5 million and EUR5.8 million, respectively, and negative EUR0.7 million for our CRTS reporting segment, for the three months ended June 30, 2022. Additionally, there were EUR18.7 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR0.8 million and EUR1.8 million, respectively, and negative EUR0.7 million for our CRTS reporting segment for the three months ended June 30, 2021. Additionally, there were EUR12.7 million of unallocated costs, which are kept at group level and not allocated to our three reporting segments.
Adjusted EBITDA for our TFSS and AVPS reporting segments were both positive EUR50.9 million and EUR9.1 million, respectively, for the three months ended June 30, 2019. Additionally, there were EUR20.5 million of unallocated costs, which are kept at group level and not allocated to our two reporting segments.
Adjusted Net Income/(Loss) (Group Share)

	Three Months Ended June 30
	2022	2021	2019
	(in EUR millions)
Profit/(loss) attributable to owners of the parent	(15.0)	(51.4)	(2.6)
Exceptional items	(4.2)	12.2	1.9
Amortization of intangible assets acquired through business combinations	8.9	18.1	18.7
Tax effect of adjustments	(1.5)	(2.8)	(2.4)
Adjusted net income/(loss) (Group share)	(11.8)	(24.0)	15.5
Our Adjusted Net Income/(Loss) (Group Share) increased by EUR12.2 million to a EUR11.8 million loss for the three months ended June 30, 2022, from a EUR24.0 million loss for the three months ended June 30, 2021.

Our Adjusted Net Income/(Loss) (Group Share) decreased by EUR27.3 million to a EUR11.8 million loss for the three months ended June 30, 2022, from a EUR15.5 million profit for the three months ended June 30, 2019.

Adjusted Effective Tax Rate

Adjusted Effective tax rate, defined as the income tax benefit/(expense) adjusted for tax effect of adjustments (i. Deferred Income Tax on Amortization of intangible assets acquired through business combinations, ii. Income Tax effect on Exceptional items and iii. Exceptional Tax Items (mainly adjustments with respect of current income tax of previous periods) divided by the adjusted profit/(loss) before tax.

	Three Months Ended June 30
	2022	2021	2019
	(in EUR millions)
(i) Income tax benefit/(expense)	1.8	5.9	(3.3)
Tax effect of adjustments	(1.5)	(2.8)	(2.4)
(ii) Adjusted tax expenses	0.4	3.1	(5.7)
(iii) Profit/(Loss) before tax	(16.5)	(57.4)	2.5
Exceptional items	(4.2)	12.2	1.9
Amortization of intangible assets acquired through business combinations	8.9	18.1	18.7
(iv) Adjusted profit/(loss) before tax	(11.9)	(27.1)	23.0
(i)/(iii) Effective tax rate (%)	11.2%	10.3%	129.6%
(ii)/(iv) Adjusted effective tax rate (%)	3.2%	11.5%	24.6%

Our Adjusted Effective Tax Rate is 3.2% for the three months ended June 30, 2022, down from 11.5% for the three months ended June 30, 2021. The lower adjusted effective tax rate for the three months ended June 30, 2022 compared to the adjusted effective tax rate for the three months ended June 30, 2021 is mainly driven by certain group entities whose corporate tax rates are above group average and became more profitable during the period leading to an overall lower net Group Income Tax benefit.
Our Adjusted Effective Tax Rate is 3.2% for the three months ended June 30, 2022, down from 24.6% for the three months ended June 30, 2019. is mainly driven by interest costs being capped in certain countries, reducing its tax deductibility, as well as the change of the Group’s weighting of various jurisdictions with different corporate income tax rates and loss making entities that typically do not recognize deferred tax assets on tax losses, resulting in an overall lower Income Tax benefit.

Liquidity and capital resources
Liquidity describes the ability of a company to generate sufficient cash flows to meet cash requirements of its business operations, including working capital needs, capital expenditure, debt interest and service, acquisitions, other commitments, and contractual obligations. Our principal sources of liquidity include cash flow from operating activities, cash and cash equivalents on our statement of financial position and amounts available under our revolving credit facilities, bank overdraft facilities and the supplemental liquidity facility. We consider liquidity in terms of the sufficiency of these resources to fund our operating, investing, and financing activities for a period of twelve months. The objective of our capital management is to have sufficient liquidity and to stay within financial and maintenance covenants in order to fulfil our obligations to our creditors.

Our cash flow from operating activities is generated primarily from revenue from VAT refunds. Revenue is generated when an international shopper is refunded, which at first triggers a cash outflow. The cash outflow mirrors a subsequent collection of VAT by Global Blue and payment of revenue share by Global Blue to merchants, which can take several weeks or months until cash is received. As a result, we experience cash flow seasonality throughout the year, with a larger net working capital need (and corresponding cash outflow) during the summer months, when international shoppers travel more frequently.
In periods of travel disruptions, such as the current COVID-19 outbreak, Global Blue’s cash generation during the first few months increases as a result of (i) a reduction in cash outflow for VAT refunds to international shoppers and (ii) cash inflow from VAT receivables from merchants and tax authorities for the full VAT associated with earlier refunded TFS transactions. Upon a longer travel disruption, the cash balance gradually decreases as a result of (i) the lack of cash inflow from TFS processing fees due to the lack of new TFS transactions, (ii) cash outflows to settle longer-dated merchant payables and (iii) monthly cash expenditures; for details on the working capital, see below sub-section “Net Working Capital”.
As the impact of the COVID-19 outbreak softens and international travel and global economic activity starts to recover, Global Blue experiences a gradual volume growth, which leads to an increase of net working capital requirements, and consequently, liquidity requirements. Between April 2021 and March 2022, our net working capital needs increased by EUR47.1 million largely driven by the increased volumes as the business recovers from the COVID-19 outbreak and this increase was funded by cash and cash equivalents in our statement of financial position. Between March 2022 and June 30, 2022, our net working capital needs increased by a further EUR51.9 million driven by the increased volumes, a combination of recovery of the business as well as seasonality effect. This increase has been funded largely by the utilization of the Supplemental Liquidity Facility. Given the global and evolving nature of the COVID-19 outbreak and its impact on the international travel and extra-regional shopping sectors, the level of our working capital is expected to be a function of the volumes (volume increases will lead to higher working capital needs and decreases will lead to reduced working capital needs) and therefore the needs for the next twelve months cannot be accurately quantified at this time.
We will need further cash resources to, among others, fund our working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and, in certain cases, expand our business through acquisitions. Our future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. As detailed in “Capital Expenditure”, we have made no firm commitments with respect to future investments.
As of June 30, 2022, the Group had cash and cash equivalents of EUR269.7 million, which were predominantly held in Euro. Approximately EUR1.8 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. As of June 30, 2022, Global Blue had additional liquidity of EUR9.3 million consisting of EUR8.4 million of uncommitted local credit lines and RCF availability of EUR0.9 million
As of June 30, 2022, the Group had EUR785.4 million of interest-bearing loans and borrowings recorded on its statement of financial position, consisting of EUR624.0 million in long-term financing (borrowings of EUR630.0 million less EUR6.0 million of capitalized financing fees), EUR99.0 million drawn on the revolving credit facility, EUR61.8 million of Supplemental liquidity facility and EUR0.5 million in other bank overdraft facilities.
The Company believes that its cash and cash equivalents are sufficient to meet the liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date of this report. Given that the exact timing and pace of the revenue recovery to pre-COVID-19 levels are based on the uncertainties and related macro effects as opposed to company-specific factors, Global Blue considered a range of potential recovery scenarios in formulating this view. See “Net Working Capital” for further discussion of net working capital movements, particularly in slowdowns like that experienced during the COVID-19 outbreak.

Cash Flow
The following table shows our consolidated cash flows from/(used in) operating, investing and financing activities for the periods presented:

	Three Months Ended June 30
	2022	2021	2019
	(in EUR millions)
Net cash from/(used in) operating activities	(48.0)	(38.8)	(15.3)
Net cash from/(used in) in investing activities	(6.8)	(5.5)	(8.5)
Net cash from/(used in) financing activities	271.6	(3.1)	(3.7)
Net foreign exchange differences	1.3	(0.4)	(1.1)
Net increase/(decrease) in cash and cash equivalents	218.2	(47.8)	(28.5)
Cash and cash equivalents at the beginning of the year	51.7	182.8	104.1
Cash and cash equivalents at the end of the year	269.7	135.2	75.1
Net change in bank overdraft facilities	(0.2)	0.3	(0.5)
Net change in cash and cash equivalents	218.2	(47.8)	(28.5)

Cash flow from/(used in) operating activities
Net cash from/(used in) operating activities consists of profit before tax, as adjusted for depreciation and amortization, net financial costs, other non-cash items, income tax paid, interest paid, and changes in net working capital.
Net cash used in operating activities is EUR48.0 million for the three months ended June 30, 2022 driven by an outflow of net working capital of EUR51.9 million. See “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities was EUR38.8 million for the three months ended June 30, 2021 and was driven by the negative operating results; adjusted EBITDA was negative to the amount of EUR10.7 million, and was accompanied by an outflow of net working capital of EUR26.7 million; see “Net Working Capital” for further details on net working capital movement drivers.
Net cash used in operating activities was EUR15.3 million for the three months ended June 30, 2019, primarily due to an outflow of net working capital of EUR42.0 million as the business was getting into the high season with increased working capital requirements (see “Net Working Capital” below) partially offset by cash generated from its operations, including an adjusted EBITDA of EUR39.5 million in the period.

Cash flow from/(used in) investing activities
Net cash flow from/(used in) investing activities consists of purchases of tangible and intangible assets, payments for capitalized intangible assets, as well as acquisitions and divestitures of non-current financial assets intended to generate profit in the future.

Net cash used in investing activities is EUR6.8 million for the three months ended June 30, 2022 driven by an outflow of EUR4.2 million from Payments for capitalized intangible assets and EUR1.7 million from Acquisition of non-current financial assets
Net cash used in investing activities is EUR5.5 million for the three months ended June 30, 2021 primarily driven by an outflow of EUR0.5 million for capitalization software and EUR0.9 million acquisition of non-current financial assets.
Net cash used in investing activities of EUR8.5 million for the three months ended June 30, 2019 was driven by an outflow of EUR5.2 million from the Purchase of intangible assets and also due to a EUR2.4 million outflow related to the Acquisition of non-current financial assets.

Cash flow from/(used in) financing activities
Net cash from/(used in) financing activities consists of proceeds from the issuance of share capital, principal elements of lease payments, proceeds from borrowings.
Net cash from financing activities is EUR271.6 million for the three months ended June 30, 2022 related to Proceeds from issuance of share capital of EUR215.2 million, Proceeds from loans and borrowings due to shareholders of EUR59.4 million partially offset by Principal elements of lease payments of EUR3.0 million.
Net cash used in financial activities of EUR3.1 million for the three months ended June 30, 2021 is related to Principal elements of lease payments.
Net cash used in financing activities is EUR3.7 million for the three months ended June 30, 2019 is related to Principal elements of lease payments.
Net Working Capital
In Global Blue’s TFSS business, its net working capital is driven by the timing of the payments that Global Blue makes to merchants and international shoppers, and the timing of the payments that Global Blue receives from merchants and tax authorities, which makes Global Blue’s net working capital sensitive to short-term, month-to-month volume movements. Unless international shoppers wish to be refunded through a credit card refund or another refund method (such as in-store or downtown refunds), Global Blue typically refunds international shoppers in cash after they have validated their tax-free transaction at customs, and before Global Blue receives the VAT back from the merchants, which typically happens approximately 30 days after the VAT refund is collected. Global Blue typically pays the merchant a percentage of the transaction fee and their commission, only after having received 100% of the VAT back from the merchant, approximately 100 days after the VAT refund is collected.
When Global Blue experiences rapid month-on-month volume growth, for instance assuming a quick recovery in international travel after the COVID-19 outbreak, this could lead to a short-term, temporary surge of its net working capital to fund the rapid volume increase in VAT refunds. Very large movements in Global Blue’s net working capital position could have a significant effect on its business and financial condition, if Global Blue is unable to finance, internally or externally, the net working capital needs, due to the timing impact of when Global Blue refunds the VAT (net of transaction fees) to the international shopper versus when it collects the VAT from the merchants and tax authorities.
Where Global Blue invoices the tax authority directly for the VAT refund, it experiences no credit risk (as the counterparties are governments). Where Global Blue invoices the merchant, however, it is exposed to credit risk for a few weeks, since it refunds international shoppers first before invoicing the merchant. Nevertheless, given the high-quality credit profile of Global Blue’s portfolio of merchants, the associated credit risk and potential losses have historically been minimal. In addition, due to Global Blue’s simultaneous payables to merchants in relation to the transaction fees, its net exposure to credit risk is further limited.

While revenue does not significantly fluctuate throughout the year, Global Blue’s net working capital follows seasonal trends, since a significant part of its business serves the leisure segment of the travel industry, which is seasonal in nature. Global Blue’s net working capital increases as business volumes increase, and Global Blue’s net working capital is the highest during the summer season, since passenger volumes tend to increase during the summer holidays in the Northern hemisphere. Conversely, Global Blue’s net working capital decreases rapidly after the summer holidays, as Global Blue releases net working capital that has built up during the summer. However, as a result of the predictable seasonality, in a normal environment, of Global Blue’s net working capital, it would expect the year-end position to be broadly neutral, absent of any significant change in travel flows.
Global Blue’s net working capital balance is composed of trade receivables, other current receivables and prepaid expenses, less trade payables, other current liabilities, and accrued liabilities. Outlined below is the change in net working capital, as recognized in the cash flow statement.
Global Blue recorded a net working capital outflow of EUR51.9 million for the three months ended June 30, 2022. The outflow observed reflects an increase of trade receivables especially in June 2022 as a result of the increase of the VAT refunds from May to June 2022 impacted by the continued recovery of the COVID-19 outbreak as well as the seasonal effect which typically starts in May.
Global Blue recorded an outflow of EUR26.7 million for the three months ended June 30, 2021. The outflow observed reflects in one hand, a reduction of its payables in the first part of the quarter, including a payment to French tax authorities of EUR6.7 million, as well as payments that benefited from deferrals linked to the Covid-19 outbreak, and an increase of trade receivables in June 2021 as a result of an increase of the VAT refunds from May to June 2021.
Global Blue recorded an outflow of EUR42.0 million for the three months ended June 30, 2019. In a pre-COVID-19 environment, from March to June, typically Global Blue has increased working capital needs as a consequence of the high season. That is because Global Blue refunds tourists upfront and typically, after 30 days on average, collects the VAT from its merchants or authorities.

Capital Expenditure
Global Blue defines capital expenditure as purchases of property, plant and equipment (such as machinery, equipment and computers) and intangible assets (such as trademarks, customer relationships and software).
Global Blue’s capital expenditure increased by EUR0.8 million to EUR5.4 million for the three months ended June 30, 2022 from EUR4.6 million for the three months ended June 30, 2021. Of the EUR0.8 million increase, EUR0.2 million related to internally created capitalized software and increase of EUR0.6 million related to property, plant and equipment.
Global Blue’s capital expenditure decreased by EUR0.7 million or 12.0% to EUR5.4 million for the three months ended June 30, 2022 from EUR6.1 million for the three months ended June 30, 2019. Of the EUR0.7 million reduction, EUR0.6M related to reduced investments in intangible assets and the remaining reduction is mainly related to property, plant and equipment in line with the management’s initiatives to reduce expenditures amid the COVID-19 outbreak scenario.
We have made no material firm commitments with respect to our principal future investments.

Banking Facilities and Loans
Overview and structure

The Facilities
On October 25, 2019, certain members of Global Blue entered into a facilities agreement (the “Facilities Agreement”) with, among others, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, BNP Paribas (Suisse) S.A., J.P. Morgan Securities PLC, Morgan Stanley Bank International Limited and Royal Bank of Canada, as mandated lead arrangers, and RBC Europe Limited, as agent. On January 14, 2020, the Facilities Agreement was amended and restated by an amendment letter entered into with, among others, BNP Paribas (Suisse) S.A., Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank International Limited, Royal Bank of Canada, Bank of America Merrill Lynch International Designated Activity Company, Barclays Bank PLC, Credit Suisse International and JPMorgan Chase Bank N.A., London branch, as amendment participating lenders, and RBC Europe Limited, as agent and security agent. The Facilities Agreement governs the EUR630.0 million term loan facility (the “Term Loan Facility”) and the EUR100.0 million revolving credit facility (the “Revolving Credit Facility”) (in combination named as the “Facilities”). The Revolving Credit Facility includes a swingline sub-facility which allows up to EUR20.0 million of the Revolving Credit Facility to be utilized by way of euro-denominated swingline loans. The Facilities are senior secured and governed by English law.
On August 28, 2020, Global Blue drew down EUR630.0 million from the Term Loan Facility and EUR99.0 million from the Revolving Credit Facility (see “Indebtedness”).
Supplemental Liquidity Facility
Under the loan agreement dated September 30, 2020 and amended November 22, 2021 governing the Supplemental Liquidity Facility (the “Loan Agreement”), Globetrotter and Cayman Holdings (together, the “Lenders”) provided more Liquidity Loans to Global Blue or one of its subsidiaries (the “Borrower”) of up to USD75.0 million. Upon written request by the Borrower and on the terms and subject to the conditions set forth in the Loan Agreement, the Liquidity Loans are available to the Borrower to either (i) cure or avoid an expected breach of the financial covenant under the Facilities Agreement or (ii) to finance in good faith the actual liquidity needs of Global Blue.
The Liquidity Loans are postponed and subordinated to all liabilities and obligations of the Borrower under the Facilities Agreement and rank at least pari passu with the claims of all of the Borrower’s other present or future unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally. The Liquidity Loans were available to the Borrower to the closing date until (and including) Feb 28, 2024
On April 1, 2022 the Group drew USD20 million (EUR18.0 million) of the Supplemental Liquidity facility and on April 19, 2022 drew an additional USD45 million (EUR41.4 million) to fund working capital needs of the Group.
Purpose
Global Blue has used the funds obtained by the Term Loan Facility, together with the available cash to the extent needed, to reimburse the principal amount and the interest accrued but not yet paid on is historic indebtedness, as well as to pay related fees, costs and expenses (including certain of those relating to the public listing in August 2020). The Revolving Credit Facility replaced the historic credit facility and is available, among others, to finance or refinance working capital and/or for general corporate purposes of Global Blue (see “Net Working Capital”).
In addition, an inter-creditor agreement governs the relationships between creditors under the Facilities Agreement. The Facilities are secured by certain collateral. See “Collateral” below.
Global Blue has used the funds drawn in April 2022 to fund the working capital needs as the business started to recover from the disruption caused by the pandemic.

Maturity and prepayment
The final repayment date for the Facilities Agreement is August 28, 2025.
The Facilities Agreement provides for each lender to require a cancellation of its commitments and a prepayment of its loans under the Facilities in the case of a change of control or a sale of all or substantially all of the businesses and assets of Global Blue to persons who are not members of Global Blue. A change of control will occur if any person or group of persons acting together who do not control Global Blue at such time acquire, directly or indirectly, beneficially more than 50% of the issued voting share capital of Global Blue other than certain permitted holders, including, among others, certain existing equity investors of Global Blue.
The Facilities Agreement also contains a standard mandatory prepayment provision in the event that it becomes illegal for a lender to fulfil any of its obligations under the Facilities Agreement. The Facilities Agreement also provides for voluntary prepayment of the Facilities at any time, with prior notice and without any prepayment penalty.
The Supplemental Facility Agreement will be required to be repaid in full by the Borrower on the earlier of (i) the date falling on the second anniversary of the date of the initial utilization of that Loan and (ii) February 28, 2024 (each term as defined in the Facilities Agreement).
Interest
The Term Loan Facility provides for a variable interest rate, equal to EURIBOR for the period (with a zero floor) plus a spread of 2.75% per annum (the “TL Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage.
The Revolving Credit Facility provides for a variable interest rate to be paid on drawings, equal to EURIBOR for the period (with a zero floor) or, with reference to amounts used in currencies other than euro, to the LIBOR for the period (or other LIBOR replacement rate), plus a spread of 2.50% per annum (the “RCF Margin”), subject to mechanisms of increase or decrease depending on Global Blue’s leverage ratio.
Due to the zero floor on EURIBOR and the company’s expectation that interest rates will not increase significantly in the foreseeable future, no financial instruments have been employed to hedge the interest rate risks associated with the indebtedness under the Facilities Agreement.
The specific level of increase or decrease in the TL Margin and the RCF Margin, respectively, depending on the Company’s leverage (i.e., the ratio between total net indebtedness and Consolidated Pro Forma EBITDA - see “Main undertakings” below) is shown below:

Company’s Leverage	TL Margin	RCF Margin
Higher than 4.00:1	2.75%	2.50%
Equal to or less than 4.00:1 but higher than 3.50:1	2.25%	2.00%
Equal to or less than 3.50:1 but higher than 3.00:1	2.00%	1.75%
Equal to or less than 3.00:1 but higher than 2.50:1	1.75%	1.50%
Equal to or less than 2.50:1 but higher than 2.00:1	1.50%	1.25%
Equal to or less than 2.00:1 but higher than 1.50:1	1.25%	1.00%
Equal to or less than 1.50:1	1.00%	0.75%

Interest on the Liquidity Loans accrues at a rate of 2.75% per annum, or such other minimum safe harbor rate as may be applicable from time to time at the start of each interest period based on the principal amount and currency of the Liquidity Loans, as published by the Swiss tax authorities. Interest accrues and is to be paid by the Borrower at the end of each six-month interest period of the Liquidity Loans, unless the Borrower elects that interest for such interest period shall capitalize and be added to the outstanding principal amount.
Main undertakings
As is customary for financing transactions of similar complexity and nature, the Facilities Agreement sets forth covenants which will restrict Global Blue to permitted activities and provide for general and specific information undertakings, which must be reported to the lenders, including, among others, with respect to: (i) annual and semi-annual reporting obligations; (ii) semi-annual compliance with a leverage ratio test starting on September 30, 2021 (defined as the ratio between total net indebtedness to Consolidated Pro Forma EBITDA and calculated on a rolling 12-month basis) not to exceed 5.00:1 on September 30, 2021 and March 31, 2022, 4.75:1 on September 30, 2022 and March 31, 2023, and 4.50:1 on September 30, 2023 and March 31, 2024, 4.25:1 on September 30, 2024 and March 31, 2025, 3.50:1 on September 30, 2025 and each financial half-year ending thereafter; (iii) prohibitions of substantial changes in the business of Global Blue; (iv) compliance with all applicable laws; (v) negative pledge obligations; (vi) prohibition to carry out disposals; (vii) incurrence of indebtedness by non-obligors; and (viii) prohibitions on undertaking any amalgamation, de-merger, merger or corporate reconstruction (other than the business combination).
However, on February 3, 2021, to preserve financial flexibility in light of the ongoing COVID-19 outbreak, Global Blue obtained a waiver from Facilities Agreement Lenders under the Facilities Agreement. The waiver provides revised terms with respect to the semi-annual total net leverage financial covenant under the Facilities Agreement. The financial covenant was planned to be tested for the first time on September 30, 2022. In connection with the Facilities Agreement Lenders’ agreeing to the terms of the waiver, Global Blue agreed that for the Waiver Period, it shall maintain the Liquidity Condition. On October 4, 2021, the company obtained an extension of the waiver period so that the Financial Covenant will now be tested for the first time on March 31, 2023. Global Blue can use the proceeds from any equity contribution or subordinated debt as an EBITDA Cure, which will be deemed to increase the amount of Consolidated Pro Forma EBITDA for the purposes of the financial covenant leverage ratio test. Based on current financial projections of Global Blue together with receipt of proceeds of EUR215.2 million which were available to be applied as a cure, Global Blue anticipates that it will be in compliance with the financial covenant when it is first tested.
The Liquidity Condition requires that liquidity (being the aggregate amount of cash and cash equivalents and the aggregate amount available to us on a committed or uncommitted basis for utilization under any facilities or other debt or equity financing) on the last day of each calendar month (or, if such day is not a business day, then on the next succeeding business day) shall not be less than EUR35 million. The Liquidity Condition shall cease to apply if Global Blue’s revenues for any calendar month first being equal to or more than an amount equal to 40% of its revenues for the pre-COVID-19 period, namely the corresponding calendar month during the period from (and including) February 1, 2019 to (and including) January 31, 2020. If the Liquidity Condition is not met, Global Blue can cure a breach of the Liquidity Condition with the proceeds of equity or subordinated debt contributions or any other source available to Global Blue.
Consolidated Pro Forma EBITDA is economically equivalent to Adjusted EBITDA as defined in this Annual Report plus projected synergies and costs savings arising in connection with acquisitions, disposals and other group initiatives which may be added to Adjusted EBITDA by Global Blue under the terms of the Facilities Agreement.
Representations and warranties
In addition to the undertakings listed above, the Facilities Agreement provides for representations and warranties with respect to the business, assets, operations, financial condition and prospects of Global Blue and with respect to the Facilities Agreement and ancillary documents, including, among others: (i) the absence of litigation, arbitration and administrative proceedings; (ii) lack of misleading information provided to the lenders; (iii) the correctness and truthfulness of the financial statements; (iv) validity and incorporation of Global Blue; (v) validity and effectiveness of the obligations assumed pursuant to the Facilities Agreement and ancillary documents; (vi)

absence of conflicts between the Facilities Agreement and ancillary documents and the constitutional documents, laws or other applicable obligations; (vii) absence of any filing requirements or stamp taxes payable in connection with the Facilities Agreement and ancillary documents; (viii) possession of the necessary powers and authorizations; (ix) choice of the applicable law; (x) absence of defaults; (xi) compliance with anti-corruption laws and sanctions; and (xii) pari passu ranking of the obligations deriving from the financial documents with any other unsecured and unsubordinated debt (present and future).
Guarantees
The Facilities are guaranteed by guarantees from Global Blue and certain other members of Global Blue, based on a guarantor coverage test. The undertakings of Global Blue and other guarantors pursuant to these guarantees are joint and several with the other financial counterparties of the Facilities Agreement (including, among others, the agent, the security agent, the mandated lead arrangers, and each of the lenders), to the extent legally permitted and operationally practical.
Collateral
On December 18, 2020, in accordance with the provisions of the Facilities Agreement, the Facilities have been secured by pledges on the assets of certain material subsidiaries of Global Blue at the time of the implementation of the transaction security, to the extent legally permitted and operationally practical on a first priority basis.
Events of default
The Facilities Agreement also sets forth, in line with market practice, a series of events of default, including, among others: (i) payment default of principal and interest; (ii) failure to comply with the semi-annual leverage ratio test described above; (iii) occurrence of certain insolvency events or the commencement of insolvency proceedings; (iv) untruthfulness of any of the representations and warranties in any material adverse respect; and (v) customary cross payment default and cross acceleration provisions.
Indebtedness
The following table provides an overview of Global Blue’s interest-bearing loans and borrowings as of the dates indicated:

	As of June 30	As of March 31
	2022	2022	2020
	(in EUR millions)
Long-term financing—term senior debt	—	—	634.3
Long-term financing—senior debt facility(1)	630.0	630.0	—
Capitalized financing fees(2)	(6.0)	(6.4)	(9.7)
Revolving credit facility(3)	99.0	99.0	—
Supplemental liquidity facility(4)	61.8	—	—
Other bank overdraft(5)	0.5	0.7	1.1
Total interest-bearing loans and borrowings	785.4	723.2	625.7

(1) New senior debt facility which was used to repay the former term senior debt.
(2) Represents costs incurred in relation to refinancing our historic indebtedness.
(3) Revolving credit facility of EUR161.7 million of which EUR99.0 million has been drawn.
(4) Supplemental Liquidity Facility of USD 75 million, of which USD65 million (EUR61.8 million) drawn
(5) Consists of local credit facilities available in certain jurisdictions. None of these local overdraft facilities are committed in nature.

On August 28, 2020, the old Senior term debt and RCF were fully repaid, and the associated liabilities extinguished, consisting of EUR8.1 million of unamortized debt cost partially offset by EUR3.6 million of IFRS 9 conversion unwinding amounts.
The new Senior term debt is comprised of a term loan of EUR630.0 million, fully drawn since inception and a RCF of EUR100.0 million of which EUR99.0 million is drawn. The proceeds from the term loan under the new Senior debt facility was used to fully repay the term loan and amounts outstanding under the RCF under the previous SFA.
The new Senior term debt has a maturity date of August 28, 2025. The conditions of the credit facilities are set as Euribor of the period with a floor of 0.00% plus a margin. The margins for the long-term loan and the revolving credit facility are dependent on Total Net Leverage. (see “Interest”).
The financial covenant associated with the new senior term debt is based on a level of Total Net Leverage lower than 4.75x (see “Main undertakings”).

Treasury Management
Policy
The company manages its Treasury activities through a Central Treasury department (“Group treasury”). Treasury activities are governed by company policies where appropriate trading and approval thresholds are set.
Cash Management
All operational entities of the Group forecast the cash developments weekly on a rolling basis. These are monitored by Group treasury ensuring that the Group's liquidity position at all times meets operational cash needs.
Surplus cash held by the operating entities over and above amounts required for working capital management are centralized and managed by Group treasury.
In order to minimize foreign exchange risks, cash and cash equivalent investments are kept in the functional currency of the respective entities holding the asset or are otherwise hedged by Group treasury using financial derivatives such as foreign exchange forward contracts.
As of June 30, 2022, approximately EUR1.8 million of the company’s cash and cash equivalents are held in subsidiaries which are situated in countries where centralization of cash is restricted. Majority of such restrictions are due to capital controls applied by the country where the cash is situated which may lead to delays in transferring funds to the Group. Funds where restrictions and delays apply do not have a significant impact on the company’s ability to meet its cash obligations.

Bank Overdrafts
Local credit facilities are available in certain jurisdictions, and the facilities as of June 30, 2022 were limited to EUR8.4 million. The Local credit facilities may be subjected to restriction and none of these local overdraft facilities were committed in nature.

Unaudited Condensed Consolidated Interim Financial Statements

Global Blue Group Holding AG

June 2022

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		As of June 30	As of March 31
(EUR thousand)	Notes	2022	2022
ASSETS
Non-current assets
Property, plant and equipment		25,799	27,758
Intangible assets	8	572,463	584,026
Deferred tax asset		36,503	36,503
Investments in joint ventures and associates		2,779	2,650
Other investments	14	3,707	3,881
Other non-current financial assets		13,906	12,706
		655,157	667,524
Current assets
Trade receivables	9	162,471	100,469
Other current receivables	10	32,954	25,834
Income tax receivables		1,449	2,277
Prepaid expenses		6,430	5,636
Cash and cash equivalents		269,742	51,690
		473,046	185,906
Total assets		1,128,203	853,430
EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	11	2,195	1,907
Share premium	11	1,849,391	1,634,469
Other equity	11	(10,180)	(10,179)
Other reserves		(970,391)	(968,793)
Accumulated losses		(863,905)	(848,929)
		7,110	(191,525)
Non-controlling interests		6,505	5,732
Total equity		13,615	(185,793)
Liabilities
Non-current liabilities
Loans and borrowings	12	784,801	722,554
Other non-current financial liabilities		24,552	29,705
Deferred tax liabilities		8,207	10,105
Post-employment benefits		2,573	4,677
Provisions for other liabilities and charges		2,322	2,313
		822,455	769,354
Current liabilities
Trade payables		179,433	166,103
Other current liabilities		38,041	38,048
Accrued liabilities	13	45,668	33,078
Income tax liabilities		19,929	19,913
Loans and borrowings	12	550	676
Warrant liabilities	14	8,512	12,051
		292,133	269,869
Total liabilities		1,114,588	1,039,223
Total equity and liabilities		1,128,203	853,430
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

		Three months ended June 30
(EUR thousand)	Notes	2022	2021
Total revenue	5	56,118	16,723
Operating expenses	6	(62,609)	(67,650)
Operating loss		(6,491)	(50,927)
Finance income		677	178
Finance costs		(10,707)	(6,641)
Net finance costs	6	(10,030)	(6,463)
Loss before tax		(16,521)	(57,390)
Income tax benefit	6	1,845	5,938
Loss for the period		(14,676)	(51,452)
(Loss) / Profit attributable to:
Owners of the parent		(14,974)	(51,413)
Non-controlling interests		298	(39)
Loss for the period		(14,676)	(51,452)

Basic and diluted loss per ordinary share	7	(0.07)	(0.26)
Basic and diluted loss profit per preference share	7	(0.07)	(0.26)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

	Three months ended June 30
(EUR thousand)	2022	2021
Loss for the period	(14,676)	(51,452)
Other comprehensive income / (loss)
Other comprehensive income / (loss) that will not be reclassified to profit or loss in subsequent years:
Remeasurements on post-employment benefit obligations	2,136	—
Income tax effect	(513)	—
	1,623	—
Other comprehensive income / (loss) that may be reclassified to profit or loss in subsequent years:
Currency translation differences	36	(1,415)
Other comprehensive income / (loss) for the period, net of tax	1,659	(1,415)
Total comprehensive loss for the period	(13,017)	(52,867)
Attributable to:
Owners of the parent	(13,790)	(52,744)
Non-controlling interest	773	(123)
Total comprehensive loss for the period	(13,017)	(52,867)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Three months ended June 30
(EUR thousand)	Notes	2022	2021

Loss before tax		(16,521)	(57,390)
Depreciation and amortization		17,557	28,081
Net finance costs		8,066	5,642
Other non-cash items		(5,334)	12,675
Income tax (paid) / received		237	(972)
Interest paid		(138)	(171)
Changes in working capital		(51,865)	(26,669)
= Net cash used in operating activities (A)		(47,998)	(38,804)
Purchase of tangible assets		(798)	(224)
Purchase of intangible assets	8	(357)	(537)
Payments for capitalized intangible assets	8	(4,233)	(3,847)
Acquisitions of non-current financial assets		(1,677)	(925)
Proceeds from sale of non-current financial assets		310	29
= Net cash used in investing activities (B)		(6,755)	(5,504)
Net proceeds from issuance of share capital	11	215,208	—
Principal elements of lease payments		(2,957)	(3,147)
Proceeds from loans and borrowings due to shareholders	12	59,384	—
'=Net cash from / (used in) financing activities (C)		271,635	(3,147)
Net foreign exchange difference (D)		1,335	(377)
'= Net increase / (decrease) in cash and cash equivalents (E) = (A) + (B) + (C) + (D)		218,217	(47,832)
Cash and cash equivalents at beginning of the period		51,690	182,783
Cash and cash equivalents at end of the period		269,742	135,239
Net change in bank overdraft facilities		(165)	288
= NET CHANGE IN CASH AND CASH EQUIVALENTS		218,217	(47,832)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Three months ended June 30, 2022
		Issued capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2022		1,844	63	1,538,105	96,364	(9,297)	(882)	47,661	(1,006,210)	(11,330)	1,086	(848,929)	(191,525)	5,732	(185,793)
(Loss) / Profit for the period		—	—	—	—	—	—	—	—	—	—	(14,974)	(14,974)	298	(14,676)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	(439)	1,623	—	1,184	475	1,659
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	(439)	1,623	(14,974)	(13,790)	773	(13,017)
Issuance of share capital Global Blue Group Holding A.G.	11	83	204	42,959	171,963	—	—	—	(4,348)	—	—	(2)	210,859	—	210,859
Issuance of treasury shares by Global Blue Group Holding A.G.	11	1	—	—	—	(1)	—	—	—	—	—	—	—	—	—
Employee share schemes		—	—	—	—	—	—	1,566	—	—	—	—	1,566	—	1,566
Total contributions and distributions		84	204	42,959	171,963	(1)	—	1,566	(4,348)	—	—	(2)	212,425	—	212,425
Total changes in ownership interests		—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance as of June 30, 2022		1,928	267	1,581,064	268,327	(9,298)	(882)	49,227	(1,010,558)	(11,769)	2,709	(863,905)	7,110	6,505	13,615

Three months ended June 30, 2021
		Issued capital		Share premium		Other equity		Other reserves				Accumulated losses	Equity	Non-controlling interests	Total equity
(EUR thousand)	Notes	Issued capital ordinary shares	Issued capital preference shares	Share premium ordinary shares	Share premium preference shares	Other equity ordinary shares	Other equity preference shares	Equity settled share based payment	Other reserve	Foreign currency translation reserve	Remeasurements of post employment benefit obligations
Balance as of April 1, 2021		1,798	118	1,537,425	96,310	(8,877)	(1,246)	43,871	(1,006,208)	(14,707)	(2,161)	(753,692)	(107,369)	6,779	(100,590)
Loss for the period		—	—	—	—	—	—	—	—	—	—	(51,413)	(51,413)	(39)	(51,452)
Other comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,331)	—	—	(1,331)	(84)	(1,415)
Total comprehensive income / (loss)		—	—	—	—	—	—	—	—	(1,331)	—	(51,413)	(52,744)	(123)	(52,867)
Conversion of shares	11	—	—	—	—	(366)	366	—	—	—	—	—	—	—	—
Employee share schemes		—	—	—	—	—	—	778	—	—	—	—	778	—	778
Total contributions and distributions		—	—	—	—	(366)	366	778	—	—	—	—	778	—	778
Other transactions		—	—	—	—	—	—	—	—	—	—	(1)	(1)	1	—
Total changes in ownership interests		—	—	—	—	—	—	—	—	—	—	(1)	(1)	1	—
Balance as of June 30, 2021		1,798	118	1,537,425	96,310	(9,243)	(880)	44,649	(1,006,208)	(16,038)	(2,161)	(805,106)	(159,336)	6,657	(152,679)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

NOTE 1    Corporate information

Global Blue Group Holding AG (‘the Company’) and its subsidiaries (together ‘the Group’ or ‘Global Blue’) provide technology-enabled transaction processing services for merchants, banks, acquirers, governments and travelers. The Group has operating subsidiaries around the world.
The Company trades as Global Blue under ticker symbol “NYSE: GB”.
The Company is a partnership limited by shares incorporated on December 10, 2019. The registered office is established in 38, Zürichstrasse, CH-8306 Brüttisellen, Switzerland under the number CHE-442.546.212. SL Globetrotter GP, LTD is the immediate parent, and Silver Lake Partners, L.P. (“Silver Lake”) is the ultimate parent and controlling party, of the Group.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Directors of the Company on September 1, 2022.
The unaudited condensed consolidated interim financial statements of Global Blue Group Holding AG have been prepared in accordance with International Accounting Standard IAS 34 ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and are presented in thousands of Euros (EURk).
The principal activities of the Group are described in Note 2.

NOTE 2    Product offering

The Group serves as a strategic technology and payments partner to merchants, empowering them to capture the structural growth of international travelers shopping abroad, driven by multiple macroeconomic tailwinds. The Company offers third-party serviced tax free shopping solutions (“TFSS”), added-value payment solutions (“AVPS”) including dynamic currency conversion and complementary retail tech solutions (“CRTS”). At its core, the Company is a technology platform that serves a network of merchant stores globally through both TFSS and AVPS, delivering economic benefits to a complex ecosystem of merchants, international shoppers and customs and authorities.

NOTE 3    Basis of preparation and significant accounting policies
Basis of preparation
The Group’s unaudited condensed consolidated interim financial statements for the three-months reporting period ended June 30, 2022 have been prepared in accordance with IAS 34 ‘Interim financial reporting’.
These financial statements have been prepared on a historical cost basis, except for warrants, derivative financial instruments, other investments and put options that have been measured at fair value (Note 14)
The primary financial statements are presented in a format consistent with the consolidated financial statements presented in the March 2022 Annual Financial Report for Global Blue Group Holding AG under IAS 1 Presentation of Financial Statements, but this interim financial report contains condensed financial statements prepared in accordance with IAS 34, in that it does not include all of the notes that would be required in a complete set of financial statements. This interim financial report should be read in conjunction with the consolidated financial statements for Global Blue Group Holding AG for the year ended March 31, 2022.

Significant accounting policies
The estimation process and significant accounting policies are consistent with those applied in the annual financial statements.
A number of amended standards became applicable for the current reporting period. The group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

NOTE 4    Significant changes in current reporting period

Information about the business
During the three months ended June 30, 2022, the Company has been able to maintain the same level of material merchants and acquirers when compared to March 31, 2022. Similarly, during the same period, there have been no changes in the list of countries in which the company operates.
Seasonality
The typical TFSS business is subject to predictable seasonality because a significant part of the business serves the leisure segment of the travel industry, which is particularly active during the summer holiday season for Chinese (during pre-Covid-19 periods), Russian (before the invasion in Ukraine) and US tourists. In addition, during recent years, this has also coincided with post-Ramadan travel by Gulf Cooperation Council shoppers. The second half of Global Blue’s financial year typically sees upticks in travel and shopping due to specific events that are more dispersed, such as the Chinese National Day (“Golden Week”) in October, Christmas / New Year in December, and Chinese New Year in February.
All in all, this drives a degree of seasonality in the net working capital needs, with working capital needs increasing gradually during the first half of the financial year, which then unwinds in the second half of the financial year.
The AVPS business, which serves both seasonal shoppers and regular travelers, is more protected from the seasonal variations driven by traditional holiday periods and as a result does not have a distinct seasonality profile.
The CRTS segment is currently composed of ZigZag Global and Yocuda; ZigZag has a soft seasonal curve skewed towards November and December, underpinned by Black Friday and Christmas shopping peaks. Yocuda is not exposed to any material seasonal cycles given its core revenue is less exposed to the number of eReceipts it issues and more to the number of shops it serves.
COVID-19 Considerations
Impact on Global Blue
The Company’s results of operations for the three months ended June 30, 2022 continue to reflect the impact of the COVID-19 outbreak which started to affect the business since February 2020; nevertheless, during the three months ended June 30, 2022, the transaction volumes for the TFSS and AVPS businesses have significantly recovered when compared to the three months ended June 30, 2021, but remain impacted by COVID-19 travelling restrictions in principal origin countries such as China. More specifically, when looking at the revenue levels compared to the same period during the financial year 2019-2020 (pre-COVID) and neutralizing the effect of acquisitions, the Group has observed a noticeable recovery, with the revenue (excluding CRTS) decline for the three months ended June 30, 2022 being 48.1% when compared to the same period in 2019.
Liquidity and Capital Resources

In terms of liquidity and capital resources, the Company requires and continues needing significant cash resources to, among others, fund its working capital requirements, make capital expenditures, meet debt service requirements and interest payments under its indebtedness, fund general corporate uses, and expand its business through acquisitions. Future capital requirements will depend on many factors, such as the pace at which government policies change (i.e., new TFS countries, reduction in minimum purchase amounts), spending on product roll-out, and changes in consumer demand linked to relative foreign exchange movements. The Company has made no firm commitments with respect to future investments. During the three months ended June 30, 2022 the Company obtained EUR215.2 million (USD225.0 million) of additional funding (see Note 11), which will be used to serve the aforementioned purposes; in parallel, in April 2022 the Company withdrew USD20.0 million (EUR18.0 million) of the Supplemental Liquidity Facility, followed by a second withdrawal of USD45.0 million (EUR41.4 million), both to fund working capital needs. In addition, as of June 30, 2022, and as per Note 12, USD10.0 million (EUR9.5 million) remains undrawn. The Company believes that the combination of its cash and cash equivalents, the Supplemental Liquidity Facility, local credit lines and the aforementioned proceeds from the capital increase described in Note 11, will be sufficient to meet liquidity needs and fund necessary capital expenditure for at least the next 12 months from the date these financial statements have been authorized for issuance.

NOTE 5    Segment information

The Company has determined the operating segments based on the reports reviewed by the Executive Committee (ExCom) for the purposes of allocating resources and assessing the performance of the Group.
The ExCom consists of the chief executive officer, chief financial officer, senior vice president marketing, communications & customer value creation, senior vice president new markets, public affairs & chief operating officer Americas, senior vice president added-value payment solutions, chief operating officer south Europe, chief operating officer Asia Pacific & Central Europe, chief technology officer, general counsel & company secretary, senior vice president strategy & chief product officer, chief operating officer north & central Europe & global accounts, senior vice president operations and senior vice president & global human resources director.
Management considers the business from a product perspective; the performance of the Tax Free Shopping Technology Solutions (TFSS), Added-Value Payment Solutions (AVPS) and Complementary Retail Tech Solutions (CRTS) product groups are separately considered.
The ExCom assesses the performance of the operating segments based on the measures of Revenue and Adjusted EBITDA at the segment level with the adjusted EBITDA assessed after non-allocated central costs.
The measures used by the ExCom to monitor the performance of the Group's operating segments do not include all costs in the IFRS consolidated income statement. Costs for central functions such as marketing, sales, technology, finance and HR, depreciation, amortization, impairment income / expense, and net finance costs are not allocated to segments. As a result, the ExCom monitors the development of adjusted EBITDA presented in the consolidated management accounts.
The segment information provided to the ExCom for the reportable segments is as follows:

Three months ended June 30, 2022
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		39,557	12,585	3,976	—	56,118
Operating expenses (1)		(19,072)	(6,760)	(4,713)	(18,732)	(49,277)
Adjusted EBITDA		20,485	5,825	(737)	(18,732)	6,841
Depreciation and amortization (2)	6					(17,557)
Exceptional items	6					4,225
Operating Loss						(6,491)

Three months ended June 30, 2021
(EUR thousand)
	Note	TFSS	AVPS	CRTS	Central costs	Total
Revenue		9,113	4,850	2,760	—	16,723
Operating expenses (1)		(8,277)	(3,005)	(3,428)	(12,689)	(27,399)
Adjusted EBITDA		836	1,845	(668)	(12,689)	(10,676)
Depreciation and amortization (2)	6					(28,082)
Exceptional items	6					(12,169)
Operating Loss						(50,927)
(1)Operating expenses excluding Depreciation and Amortization and Exceptional items.
For the three months ended June 30, 2022 fixed costs amounted to EUR34.3 million (EUR22.6 million for the three months ended June 30, 2021) and variable costs amounted to EUR15.0 million (EUR4.8 million for the three months ended June 30, 2021). Fixed personnel costs amounted to EUR24.0 million (EUR17.5 million for the three months ended June 30, 2021) and fixed non personnel costs amounted to EUR10.3 million (EUR5.1 million for the three months ended June 30, 2021).

(2)Depreciation and amortization include amortization of intangible assets acquired through business combinations.

NOTE 6    Profit and loss information

(EUR thousand)	Three months ended June 30
Expenses by nature	2022	2021
Employee benefit expenses	(28,617)	(21,658)
Depreciation and amortization	(17,557)	(28,082)
Agent costs	(11,778)	(2,349)
IT costs	(3,286)	(1,950)
Auditors, lawyers and consultants	(2,180)	(2,731)
Advertising and promotion	(2,769)	(2,075)
Travel, entertainment, office and rental cost	(1,076)	(367)
Change in fair value of warrants and put options	6,941	(10,749)
Other operating income / (expense)	(2,287)	2,311
Total operating expenses	(62,609)	(67,650)
The depreciation of property, plant and equipment includes depreciation related to the right of use assets, while the amortization of intangible assets predominantly sources from assets recognized in the process of the purchase price allocation during the 2012 acquisition of Global Blue by Silver Lake and Partners Group. The amortization period for customer relationships related to key accounts and national accounts acquired in 2012 ended on July 31, 2021.
For the three months ended June 30, 2022 agent costs referring to merchant acquiring fees have increased as a consequence of the overall business recovery. In addition, they include all costs paid to carriers, representing the main operational cost of the CRTS business segment.
Exceptional items
Exceptional items consist of items which the board considers as not directly related to ordinary business operations and which are not included in the assessment of management performance and can be analyzed as follows:

(EUR thousand)		Three months ended June 30
Exceptional items	Note	2022	2021
Business restructuring expenses		(320)	(17)
Corporate restructuring expenses		(121)	(72)
Monitoring fee (including Directors fee)		(40)	(40)
Impairment		(570)	(99)
Net sales of assets profit		10	1
Share based payments		(1,525)	(778)
Change in fair value of warrants and put options	14	6,941	(10,749)
Other exceptional items		(150)	(415)
Total		4,225	(12,169)
Business restructuring expenses
For both presented periods business restructuring expenses correspond to expenses related to workforce reduction in several jurisdictions as a result of COVID-19.
Share-based payments
For the three months ended June 30, 2022 share based payments represent the expenses predominantly for share options and restricted share grants issued within the framework of the MIP adopted in November 2020, and the share options issued as part of the 2019 Employee Share Option Plan.
Change in fair value of warrants and put options
For the three months ended June 30, 2022, EUR3.5 million of change in the fair value corresponds to the gain associated with the warrant liabilities (EUR(10.7) million for the three months ended June 30, 2021) and to the impact of the change in the fair value of the put options out of which EUR2.2 million relating to ZigZag (nil for the three months ended June 30, 2021), and EUR1.2 million to Yocuda (nil for the three months ended June 30, 2021); for further details please refer to Note 14.
Net finance costs
For the three months ended June 30, 2022 the EUR10.7 million (EUR6.6 million for the three months ended June 30, 2021) of finance costs predominantly comprise of EUR5.9 million of bank borrowings and amortization of related capitalized borrowing fees (EUR5.5 million for the three months ended June 30, 2021), and EUR4.6 million of net foreign exchange losses (EUR0.2 million for the three months ended June 30, 2021), partially offset by EUR0.7 million of principally other finance gains (EUR0.2 million for the three months ended June 30, 2021).
Income tax

(EUR thousand)	Three months ended June 30
Income tax	2022	2021
Current income tax expense	(1,297)	(452)
Adjustment in respect of current income tax of previous periods	426	(202)
Deferred tax benefit	2,716	6,592
Income tax benefit reported in the income statement	1,845	5,938
Of which income tax benefit related to amortization of acquisition related items	1,876	3,832
Of which tax impact on exceptional items	(290)	(52)
Of which exceptional income tax expense	(121)	(957)

NOTE 7    Earnings per share

(EUR thousand)	Three months ended June 30
Earnings per share	2022	2021
Loss from continuing operations attributable to the owners of the parent	(14,974)	(51,413)
Loss from continuing operations attributable to the owners of the parent attributable to ordinary shares	(13,391)	(46,801)
Loss from continuing operations attributable to the owners of the parent attributable to preference shares	(1,583)	(4,612)
Weighted average number of basic and diluted ordinary shares outstanding (thousand)	181,050	179,449
Weighted average number of basic and diluted preference shares outstanding (thousand)	21,407	17,684
Basic and diluted loss per ordinary share	(0.07)	(0.26)
Basic and diluted loss per preference share	(0.07)	(0.26)
Basic
Basic earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of basic ordinary/preference shares outstanding at the end of the period.
For the three months ended June 30, 2021, 5.9 million preference shares were excluded from the basic earnings per preference share calculation, as these shares were held by the Company in order to be cancelled. The preference shares were approved for cancellation at the General Meeting held on September 15, 2021 and were cancelled in December 2021.
Diluted
Diluted earnings per share are calculated by dividing the profit or loss attributable to owners of the parent (i.e. equity shareholders of the Company) by the weighted average number of diluted ordinary/preference shares outstanding at the end of the period.
The Company has excluded 9.6 million (7.0 million for the three months ended June 30, 2021) ordinary shares from the diluted earnings per ordinary share calculation, as the impact of the shares are considered anti-dilutive for the three months ended June 30, 2022 and June 30, 2021 respectively. The ordinary shares relate to the Management Incentive Plan and are potentially dilutive instruments. At each of the reporting periods they had an anti-dilutive effect due to the reported losses.
The 30,735,950 outstanding warrants as of June 30, 2022 and June 30, 2021 are considered as anti-dilutive.

NOTE 8    Intangible assets

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2022	487,685	46,025	669,145	10,247	144,224	1,357,326
Additions	—	—	351	6	4,233	4,590
Disposals	—	—	—	—	(10)	(10)
Exchange differences	(1,963)	(38)	(99)	(155)	(884)	(3,139)
Accumulated acquisition values	485,722	45,987	669,397	10,098	147,563	1,358,767

Opening balance as of April 1, 2022	—	(21,624)	(653,403)	(8,347)	(83,916)	(767,290)
Amortization	—	(559)	(8,368)	(185)	(4,597)	(13,709)
Exchange differences	—	—	31	126	604	761
Accumulated amortization	—	(22,183)	(661,740)	(8,406)	(87,909)	(780,238)

Opening balance as of April 1, 2022	(2,063)	—	—	(498)	(3,449)	(6,010)
Impairment	—	—	—	—	(70)	(70)
Disposals	—	—	—	—	4	4
Exchange differences	(18)	—	—	—	28	10
Accumulated impairment	(2,081)	—	—	(498)	(3,487)	(6,066)

Net book value as of June 30, 2022	483,641	23,804	7,657	1,194	56,167	572,463

(EUR thousand)
	Goodwill	Trademarks	Customer relationships	Other intangible assets	Software	Total
Opening balance as of April 1, 2021	477,865	45,974	667,697	9,724	125,810	1,327,070
Additions	—	—	474	62	3,848	4,384
Disposals	—	—	—	—	(10)	(10)
Exchange differences	(869)	(31)	(77)	(75)	(740)	(1,792)
Accumulated acquisition values	476,996	45,943	668,094	9,711	128,908	1,329,652

Opening balance as of April 1, 2021	—	(19,387)	(606,140)	(7,338)	(62,891)	(695,756)
Amortization	—	(559)	(18,029)	(195)	(5,019)	(23,802)
Disposals	—	—	—	—	6	6
Exchange differences	—	—	19	42	515	576
Accumulated amortization	—	(19,946)	(624,150)	(7,491)	(67,389)	(718,976)

Opening balance as of April 1, 2021	(1,975)	—	—	(498)	(3,462)	(5,935)
Impairment	—	—	—	—	(99)	(99)
Exchange differences	26	—	—	—	2	28
Accumulated impairment	(1,949)	—	—	(498)	(3,559)	(6,006)

Net book value as of June 30, 2021	475,047	25,997	43,944	1,722	57,960	604,670

Goodwill
For the three months ended June 30, 2022 movements in goodwill allocated to the TFSS, and AVPS segments, and to the ZigZag and Yocuda businesses of the CRTS segment result from currency translation effects.
The impairment assessment performed as of March 31, 2022 is still considered valid and management did not identify any further impairment indicators during the period which would trigger an updated impairment test to be performed as of June 30, 2022.
Customer Relationships
As part of business combinations in 2012 and 2016, new intangibles were identified and collectively defined as customer relationship contracts with a net book value as of June 30, 2022 of EUR4.7 million (EUR12.7 million as of March 31, 2022). The customer relationships have been split across the operating segments as follows:

(EUR thousand)	As of June 30	As of March 31
Customer relationships	2022	2022	PPA initial valuation
TFSS	2,641	10,562	610,789
AVPS	2,015	2,112	44,256
Total	4,656	12,674	655,045
TFSS and AVPS Customer relationships contain different types of customers, categorized based on revenue and footprint or services offered. The expected economic life for the customer relationship contracts is between 9 and 20.5 years, driven by these varying types of customer relationships within the TFSS and AVPS operating segments. These will be fully amortized by September 2036.
Trademarks
Trademarks are classified as intangible assets either with a definite or indefinite useful life. As part of business combinations in 2012, when Silver Lake and Partners Group acquired Global Blue Group and in 2016, when Global Blue acquired Currency Select, new intangibles were identified and defined as trademarks. The fair value of trademarks was determined by calculating their value-in-use with the "Relief from Royalty" method. The assets will be fully amortized by July 2032.
Software
Software consists of IT software internally developed for TFSS and AVPS businesses, the platform software, that has been acquired in respect of the Currency Select acquisition in the financial year ended March 31, 2016 with an initial fair value of EUR17.9 million and CRTS software, that has been acquired as part of the ZigZag and Yocuda acquisitions in the financial years ended March 31, 2021 and March 31, 2022, respectively, with an initial fair value of EUR5.2 million and EUR1.2 million, respectively. Both platforms are being amortized over a 5-year period.

NOTE 9     Trade receivables
The tables below detail the trade receivables balances as of as of June 30, 2022 and as of March 31, 2022:

As of June 30, 2022
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	128,068	32,694	4,003	164,765
Less: Loss allowance	(2,028)	—	(266)	(2,294)
Total	126,040	32,694	3,737	162,471

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	109,267	32,295	1,876	143,438
Trade receivables overdue:
Up to 3 months	15,857	389	1,512	17,758
3 months - 6 months	507	—	316	823
More than 6 months	409	10	33	452
Total	126,040	32,694	3,737	162,471

As of March 31, 2022
(EUR thousand)
Trade receivables	Retailers	Authorities	Other	Total
Nominal value of outstanding trade receivables	73,969	24,815	3,813	102,597
Less: Loss allowance	(1,864)	—	(264)	(2,128)
Total	72,105	24,815	3,549	100,469

(EUR thousand)
Age analysis of net trade receivables per class	Retailers	Authorities	Other	Total
Trade receivables not yet due	61,878	24,532	1,966	88,376
Trade receivables overdue:
Up to 3 months	8,889	274	1,503	10,666
3 months - 6 months	744	—	39	783
More than 6 months	594	9	41	644
Total	72,105	24,815	3,549	100,469

The current trade receivables balances increased as of June 30, 2022, when compared to March 31, 2022, mostly driven by increased revenues between March, and June 2022, mainly in France, Italy, and Spain, and partially offset by shorter collection time in certain TFSS jurisdictions.

NOTE 10     Other current receivables

(EUR thousand)	As of June 30	As of March 31
Other current receivables	2022	2022
Input VAT	7,923	9,541
DCC receivables	17,174	7,763
Advances and deposits	3,377	3,482
Withholding taxes	2,288	2,247
Others	623	1,075
Government grants	1,569	1,726
Total	32,954	25,834

DCC receivables for the three months ended June 30, 2022 include acquirer settlements (financial institutions that process credit or debit card payments on behalf of a merchant), with the increase being a combination of higher AVPS revenue between the two periods, and the effect of a new acquirer which has longer-than-standard settlement terms.

NOTE 11    Issued capital and reserves & Shareholders of Global Blue
Number of shares authorized and issued

	Three months ended June 30
Number of shares authorized and issued	2022			2021
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance at April 1	192,534,962	17,788,512	210,323,474	187,534,962	23,717,989	211,252,951
Issuance of share capital Global Blue Group Holding A.G.	8,587,786	21,176,470	29,764,256	—	—	—
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	104,135	—	—	—
Closing balance as of June 30	201,226,883	38,964,982	240,191,865	187,534,962	23,717,989	211,252,951
During the three months ended June 30, 2022, 8,587,786 ordinary shares and 21,176,470 preference shares series B, convertible into common shares, were issued in the parent company based on the investment agreement with CK Opportunities Fund I, LP, (“Certares”). Certares subscribed for and purchased the aforementioned shares for the amount of EUR215.2 million (USD225.0 million). The transaction costs and stamp duties amounting to EUR4.3 million have been deducted from other reserves in equity.
There were no changes in the number of the shares authorized and issued during the three months ended June 30, 2021.
Treasury shares

Three months ended June 30, 2022
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2022	12,995,018	104,371	13,099,389	(9,297)	(882)	(10,179)
Issuance of treasury shares by Global Blue Group Holding A.G.	104,135	—	104,135	(1)	—	(1)
Closing balance as of June 30, 2022	13,099,153	104,371	13,203,524	(9,298)	(882)	(10,180)
During the three months ended June 30, 2022, 104,135 ordinary shares were issued in the parent company and held in the custody of Global Blue Group II GmbH for the purpose of issuing them to management in accordance with the Management Incentive Plan.

Three months ended June 30, 2021
Treasury shares	Number of shares			Value (EUR thousand)
	Ordinary shares	Preference shares	Total	Ordinary shares	Preference shares	Total
Opening balance as of April 1, 2021	8,051,569	138,846	8,190,415	(8,877)	(1,246)	(10,123)
Conversion of shares	34,711	(34,711)	—	(366)	366	—
Closing balance as of June 30, 2021	8,086,280	104,135	8,190,415	(9,243)	(880)	(10,123)

Shareholders of Global Blue Group Holding AG

	Shareholders of Global Blue Group Holding AG
	June 30, 2022
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliate~~s~~ (1)	97,258,598	11,970,487	109,229,085	47.9%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	19.8%	2,701,935
CK Opportunities Fund I, LP (4)	8,587,786	21,176,470	29,764,256	13.0%	—
Ant Group	12,500,000	—	12,500,000	5.5%	—
GB Directors, Executive Management & Other Employees	9,198,164	878,652	10,076,816	4.4%	516,317
Other Shareholders	21,539,634	—	21,539,634	9.4%	20,969,283
Total excl. GB Group	189,214,010	38,964,746	228,178,756	100.0%	30,735,950
GB Group	12,012,873	236	12,013,109		—
Total incl. GB Group	201,226,883	38,964,982	240,191,865		30,735,950

	Shareholders of Global Blue Group Holding AG
	March 31, 2022
	Ordinary shares	Preference shares	Total	Ownership (3)	Warrants

Silver Lake and Affiliates (1)	97,258,598	11,970,487	109,229,085	55.1%	6,548,415
Partners Group and Affiliates (2)	40,129,828	4,939,137	45,068,965	22.7%	2,701,935
Ant Group	12,500,000	—	12,500,000	6.3%	—
GB Directors, Executive Management & Other Employees	9,198,164	878,652	10,076,816	5.1%	516,317
Other Shareholders	21,539,634	—	21,539,634	10.8%	20,969,283
Total excl. GB Group	180,626,224	17,788,276	198,414,500	100.0%	30,735,950
GB Group	11,908,738	236	11,908,974		—
Total incl. GB Group	192,534,962	17,788,512	210,323,474		30,735,950

(1) - Corresponds to SL Globetrotter L.P.
(2) - Corresponds to Global Blue Holding LP (which is controlled by Silver Lake) and shares directly held by Partners Group
(3) - Excludes GB Group
(4) - Corresponds to Certares Opportunities LLC and Knighthead Opportunities Capital Management, LLC

Ordinary shares
During the three months ended June 30, 2022, there was no change in the conditions for the Ordinary shares.
Preference shares
Preference shares Series A
During the three months ended June 30, 2022, there was no change in the conditions for the Put/Call Options, redemption or liquidation of the Preference shares Series A.
Preference shares Series B
During the three months ended June 30, 2022, 21,176,470 Preference shares Series B (“Series B shares”) have been issued based on the investment agreement with CK Opportunities Fund I, LP, and these shares have the same voting and other rights as the common shares.

The holders of these shares are entitled to a non-cumulative dividend compounded annually and paid in kind, in the form of newly issued preference shares in an amount equal to 5% of the number of preference shares less any converted already and to be cancelled. This dividend is subject to the Board of Directors’ and shareholders’ approval.
In addition, the holders of these shares are entitled to the same dividend or distributions as on the common shares, if approved by the general meeting, calculated as if the preferred shares had been converted into common shares.
Based on the terms of the Series B shares, management has determined that they should be classified as equity.
Call Option
The Company has the right to exercise entirely at its discretion a call option following the 5th anniversary after the closing date. The Company has the discretion to redeem the options in cash or to convert to common shares on a 1:1 ratio.
Put Option
Upon a change of control, Certares has the right to:
•convert the preference shares into common shares on a cashless basis on a 1:1 ratio; or
•in the event of a tender offer or other change of control transaction, Certares must receive the same offer as Silver Lake and the other holders unless the Company or another shareholder makes Certares an equivalent offer. The Company has the option and not an obligation to make an equivalent offer to Certares.
Conversion right
The preferred shares may be converted into common shares at any time at the election of Certares from six months after the closing date.
Forced conversion
The Company has the right to acquire all or any portion of the preferred shares in exchange for common shares. This can be exercised in certain circumstances on or after the first anniversary of the closing date entirely at the discretion of the Company.
Redemption
The preferred shares are only redeemable at the Company’s option.
Liquidation
Each holder of preferred share is entitled to receive a liquidation preference equal to the higher of US$8.50 and the amount that such preferred share would have received had it been converted into a Common Share immediately prior to the liquidation.
Warrants
During the three months ended June 30, 2022, there was no change in the conditions for the Warrants.

NOTE 12    Loans and borrowings

(EUR thousand)		As of June 30	As of March 31
Interest-bearing loans and borrowings from credit institutions	Note	2022	2022
Long-term financing - Senior debt facility		630,000	630,000
Capitalized financing fees - Senior debt facility		(6,004)	(6,446)
Revolving Credit Facility (RCF)		99,000	99,000
Supplemental Liquidity Facility (SLF)		61,805	—
Bank overdraft		550	676
Total		785,351	723,230
Short-term portion		550	676
Long-term portion		784,801	722,554
Total		785,351	723,230

The fair values are not materially different to their principal amounts, since the interest payable of the Senior debt facility and the RCF is close to current market rates, and the bank overdraft is of a short-term nature.
A significant difference between the carrying value and the fair value was identified for the following instrument as of June 30, 2022:

(EUR thousand)	As of June 30
	2022
	Carrying value	Fair value	Effective interest
Supplemental Liquidity Facility (SLF)	61,805	60,340	2.75%
The fair value of SLF has been estimated by discounting future cash flows using the current interest rate. The fair value has been measured using unobservable inputs (level 3) in line with the fair value hierarchy.
Security
First-ranking security has been provided in favor of the lenders under the new SFA. This security includes pledges on the assets of material subsidiaries of the Company at the time of the conclusion of the transaction to the extent legally permitted and operationally practical. All debt being issued under the SFA ranks pari-passu.

(EUR thousand)	As of June 30	As of March 31
Security	2022	2022
Pledge of shares of consolidated companies (net equity in subsidiaries)	151,124	163,029
Pledge of trade receivables, other current receivables, prepaid expenses and income tax receivable	33,322	48,617
Pledge of cash in hand	12,371	6,913
Supplemental Liquidity facility
In connection with the closing of the merger and listing, certain pre-transaction shareholders put in place a USD75.0 million (EUR71.3 million) Supplemental Liquidity Facility (“Facility”). The Facility is repayable in full latest as of February 28, 2024, with a 2.75% fixed interest rate. On April 1, 2022 the Company withdrew USD20.0 million (EUR18.0 million) of the Facility which was soon followed by a second withdrawal of

USD45.0 million (EUR41.4 million) on April 19, 2022, both to fund working capital needs. As of June 30, 2022, USD10.0 million (EUR9.5 million) remains undrawn.
Bank overdrafts
Local credit facilities are available in certain jurisdictions and the facilities as of June 30, 2022 are limited to EUR8.2 million (EUR8.4 million as of March 31, 2022). The Local credit facilities may be subjected to restrictions and none of these local overdraft facilities were drawn as of June 30, 2022.
Revolving Credit Facilities
The total drawings under the RCF as of June 30, 2022 were EUR99.1 million (EUR99.1 million as of March 31, 2022). At this moment, Global Blue does not intend to repay the cash drawings under the RCF within the next 12 months.

NOTE 13    Accrued liabilities

As of June 30, 2022 accrued liabilities primarily comprise of transaction costs and stamp duties related to the investment agreement with Certares, interest on external loans EUR7.1 million (EUR1.8 million as of March 31, 2022) and EUR21.4 million of salaries and bonuses to be paid out subsequently (EUR20.2 million as of March 31, 2022).

NOTE 14    Fair value measurement of financial instruments

The table below sets out the Group’s financial assets and financial liabilities measured and recognized at fair value as of June 30, 2022 and March 31, 2022 on a recurring basis, including their levels in the fair value hierarchy.

As of June 30, 2022
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	3,707	3,707
Financial assets at fair value through profit or loss
- Other current receivables - Derivative financial instruments	—	13	—	13
Total assets	—	13	3,707	3,720
Liabilities
Financial liabilities at fair value through profit or loss
- Other non-current financial liabilities - Put options	—	—	11,707	11,707
- Warrant liabilities - Public warrants	5,383	—	—	5,383
- Warrant liabilities - Private warrants	—	3,129	—	3,129

- Other current liabilities - Derivative financial instruments	—	204	—	204
Total liabilities	5,383	3,333	11,707	20,423

As of March 31, 2022
(EUR thousand)
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through OCI
- Other investments	—	—	3,881	3,881
Total assets	—	—	3,881	3,881
Liabilities
Financial liabilities at fair value through profit or loss
- Other non-current financial liabilities - Put options	—	—	15,419	15,419
- Warrant liabilities - Public warrants	7,539	—	—	7,539
- Warrant liabilities - Private warrants	—	4,512	—	4,512
- Other current liabilities - Derivative financial instruments	—	356	—	356
Total liabilities	7,539	4,868	15,419	27,826
The Group classifies the fair value of its financial instruments in the following hierarchy:
•Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly;
•Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.
The Group did not measure any financial assets or financial liabilities at fair value on a non-recurring basis as of June 30, 2022. There were no transfers between fair value hierarchy levels, nor any changes to the valuation techniques applied during the three months ended June 30, 2022.
The fair value of financial instruments that are not traded in an active market (for example over-the-counter derivatives, put options and private warrants) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. When the fair value of an unquoted instrument cannot be measured with sufficient reliability, the Group carries such instruments at cost less impairment, if applicable.
Warrants
The fair value of the private and public warrants is categorized as Level 2 and Level 1, respectively, in the fair value hierarchy. The Group has employed a Black-Scholes pricing model to estimate the fair value of the Private Warrants issued on August 28, 2020, notably the fair value of the call option inherent in the Private Warrants, using as key inputs the Group’s share price, risk-free rate, implied Public Warrant volatility, the warrants’ maturity, and the Public Warrants’ market price. For the three months ended June 30, 2022, the Group recognized EUR3.5 million fair value gain associated with the warrant liabilities under operating expenses in the income statement.
Put options
The fair value of the put options were derived using an option pricing methodology (Monte Carlo simulations) based on projected revenue or gross profit distribution (depending on the business acquired) and is categorized as Level 3 within the fair value hierarchy due to unobservable inputs utilized in the valuation. For the three months ended June 30, 2022, the Group recognized EUR3.4 million fair value gain associated with put options under operating expenses in the income statement.
The key assumptions used in the valuation of the put options were:

Unobservable inputs	ZigZag	Yocuda	Relationship of the unobservable inputs to fair value
Revenue volatility	—	21.2%	A decrease in revenue volatility would increase the fair value.
Gross profit volatility	17.5%	—	A decrease in gross profit volatility would decrease the fair value.
Discount rate	10.9%	22.9%	The fair value would decrease if the discount rate were higher.

The following table presents the changes in level 3 instruments for the three months ended June 30, 2022:

(EUR thousand)	Other investments	Put option liabilities
Opening balance as of April 1, 2022	3,881	15,419
Gain recognized in income statement	—	(3,403)
Reclassifications	(174)	—
Exchange differences	—	(309)
Closing balance as of June 30, 2022	3,707	11,707

As of June 30, 2022 the put options comprise of EUR5.4 million and EUR6.3 million related to the acquisitions of ZigZag and Yocuda respectively.

NOTE 15    Events after the reporting period
No events occurred after the reporting period, which required disclosure.